

August 29, 2017

VIA E-MAIL

Taylor V. Edwards, Esq.
Vice President & Senior Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York   10281-1008

> Re: OFI SteelPath Series Trust
> Oppenheimer SteelPath MLP & Energy Infrastructure Fund
> Initial Registration Statement on Form N-1A
> File Nos. 333-219598 and 811-23163

Dear Mr. Edwards:

On July 31, 2017, you filed a registration statement on Form N-1A on behalf of OFI
Oppenheimer SteelPath MLP & Energy Infrastructure Fund, a series of the SteelPath Series
Trust (the "Fund"). We have reviewed the registration statement. Here are our comments.

General

1. We generally do not repeat comments even though they may apply to disclosure in more than one location in the registration statement. It is incumbent on you to apply each comment to all similar disclosure in the registration statement.

2. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

3. Portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendment.

4. Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (the "Securities Act"). The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this in your supplemental letter

and briefly state the basis for your position. Where a change will be made to the disclosure in response to a comment, please confirm the requested change has been made as part of your response.

5. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement (excluding any exemptions already disclosed).

6. Ticker Symbols: Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. <u>See</u> Rule 313(b)(1) of Regulation S-T.

<u>Prospectus</u>

<u>The Fund Summary</u>

<u>Fees and Expenses of the Fund (Introduction)</u>

7. The second sentence reads: "You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds . . . ." Please confirm supplementally that the limitation of sales charge discounts to "you and your spouse" is consistent with the classes of persons described in the prospectus or Appendix A in terms of who may aggregate purchases to qualify for sales charge discounts (or revise if the class of persons eligible for such discounts is broader).

<u>Fee Table – Annual Fund Operating Expenses</u>

8. In accordance with Item 3, the parenthetical under "Annual Fund Operating Expenses" should include the words "each year" after the words "that you pay."

9. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

<u>Example</u>

10. As it appears that the fund will charge a CDSC, please include "and then redeem all of your shares at the end of those periods" at the end of the second sentence of the narrative. In addition, please delete "whether or not you redeemed your shares" from the last sentence of the narrative.

<u>Portfolio Turnover</u>

11. Please add disclosure indicating that no portfolio turnover rate is included because the Fund is new.

Principal Investment Strategies

12.   The first sentence of the fourth paragraph reads: "The Fund may invest in all types of equity securities, including, but not limited to: common, preferred, and subordinated units representing limited partnership interests in MLPs; general partner interests in MLPs; common stock of energy infrastructure companies, as well as preferred and convertible securities and rights and warrants of MLPs and energy infrastructure companies." Please delete the phrase "include, but are not limited to," so that the disclosure identifies all of the Fund's principal investments. In addition, please remove any investments that are not principal investments, such as described in the sixth and seventh sentences of the fifth paragraph. For purposes of determining if an investment is "principal," *see, e.g*. Item 9(b), Instruction 2, and Guidance Regarding Mutual Fund Enhanced Disclosure, IMGU 2014-08 (June 2014), *available at* https://www.sec.gov/investment/im-guidance-2014-08.pdf.

13.   For purposes of the Fund's 80% investment policy, the disclosure states "certain of the Fund's fixed-income investments will be considered MLP investments or securities of an energy infrastructure company." Please disclose the criteria that the Fund's investment adviser uses to differentiate MLP investments from other investments for purposes of the 80% policy.

14.   The disclosure states that the Fud may invest in MLP investments of all market capitalization ranges. Please consider disclosing any criteria as to market capitalization regarding the Fund's investment in energy infrastructure companies.

15.   Since fixed income securities are listed as a principal strategy of the Fund, please disclose whether the Fund has any requirements concerning maturity or duration of the Fund's fixed income investments. If the Fund uses a duration measurement, briefly explain the concept of duration and include a brief example in the prospectus. (*e.g.*, Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of "three" means that a security's price would be expected to decrease by approximately 3% with a 1% increase in interest rates.)

16.   The Fund has a principal investment strategy to invest in derivatives, including swap agreements, for hedging purposes and to collateralize cash. Please specify the types of swaps and whether the Fund will be the buyer or seller of such swaps. Also, will the Fund's investments in derivatives count towards compliance with its 80% test? If yes, confirm that these investments will only be counted based on their mark to market value, and not their notional value.

Principal Risks

17.   With respect to MLP Tax Risks, please add appropriate risk disclosure related to the following:

- If the Fund retains an investment until its basis is reduced to zero, any subsequent distributions will be taxable to the Fund at ordinary income rates;
- Shareholders may receive a corrected 1099; and
- If a fund invests in equity MLP, whether that investment includes general partnership interests in the MLP.

18. Please disclose the risks associated with the Fund's strategy of investing in derivatives. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

19. As the Fud may invest in MLP investments of all market capitalization ranges, please consider disclosing the risks associated with investing in large cap companies.

20. Please consider disclosing in the Summary Section and in the Item 9(c) disclosure the risks associated with investing in a new fund (*e.g.*, the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

The Fund's Performance

21. Please identify supplementally the broad-based securities index that the Fund intends to use.

More About the Fund

About the Fund's Investments

The Fund's Principal Investment Strategies and Risks

22. The Item 9 disclosure appears to only disclose the principal risks, and the principal investment strategies disclosure is missing. Please revise.

23. Please explain how the adviser determines which securities to buy and sell. *See* Item 9(b)(2).

24. For each principal investment strategy there should be a corresponding principal risk (and there should not be a principal risk without a corresponding principal investment strategy). Please review this disclosure and revise as appropriate.

25. The prospectus states that the Fund may invest in, among other things, convertible

securities. If the Fund intends to invest in contingent convertible securities, please explain supplementally the extent to which the Fund will invest in these instruments. We may have more comments after reviewing your response.

26.   The Item 9 disclosure indicates that the Fund will invest in Greenfield Projects. Please revise the Fund Summary to include a summary of the principal strategies and risks related to the Fund's investment in Greenfield Projects.

27.   Please state that the Fund is concentrated in the energy industry. Also, please note that concentration risk disclosure should be specific to the energy industry.

How the Fund is Managed

The Manager and the Sub-Adviser

Advisory Fees

28.   The first sentence reads: "Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows: [_____], calculated on the daily net assets of the Fund." Please change "daily net assets of the Fund" to "average daily net assets of the Fund."

More About your Account

About Your Account

Choosing a Share Class

29.   In the section titled "How Do Share Classes Affect Payments to Your Financial Intermediary," please remove the reference to the "Sub-Adviser" unless the Fund indeed is sub-advised. Please note the reference to the Sub-Adviser also appears in the section titled "Distribution and Service Arrangements."

How the Fund is Managed

Class I Share Availability

30.   We note that Class I shareholders may be involuntarily redeemed or converted. *See* disclosure under "Involuntary Conversion of Class I Shares." Please disclose the conversion feature in this section as required by Item 12(c)(3).

More About Your Account

Options for Receiving Redemption Proceeds

31.   Please revise this section consistent with Item 11(c)(7) of Form N-1A.

Statement of Additional Information

Investment Restrictions

    Additional Information about the Fund's Investment Restrictions

32.   We note your statement that the Fund's concentration limits do not apply to securities issued by investment companies. Please be advised that it is the Staff's position that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please revise your disclosure to reflect this position.

The Manager

    The Investment Advisory Agreement

33.   Please disclose the method of calculating the advisory fees, including the percentage of the fee and its basis (*e.g.,* total assets, managed assets, net assets), the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements. *See* Item 19(a)(3).

Financial Statements, Exhibits, and Other Information

34.   Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Item 30. Indemnification

35.   Item 30 requires a statement of the general effect of any contract, arrangements, or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection. We do not see any such summary.

Signatures

36.   Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. We do not see signatures for a majority of the trustees or persons performing similar functions.

Taylor V. Edwards, Esq.
August 29, 2017

37.   If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. <u>See</u> Rule 483 under the Securities Act of l933.

<u>Staff Closing Comments</u>

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this comment letter, please contact me at (202) 551-6765 or cowanm@sec.gov.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel